                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                   Tuboscope Vetco International Corporation
                               (Name of Issuer)

                   Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                  898594-10-6
                                (CUSIP Number)

           Lawrence O'Donnell, III, Esq., Baker Hughes Incorporated
              3900 Essex Lane, Suite 1200, Houston, Texas  77027,
                           Tel. No. (713) 439-8600
         (Name, Address and Telephone Number of  Person Authorized to
                      Receive Notices and Communications)

                               January 4, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No.       898594-10-6                                          Page 2 of 7

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes") 76-0207995
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A)  [   ]
                                                                 (B)  [ x ]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS
        00: Baker Hughes received on or about October 29, 1991, (a) 1,686, 047 shares of the Common Stock, $.01 par value per share (the "Common Stock"), of Tuboscope Vetco International Corporation,a Delaware corporation ("Tuboscope"), and (b) 100,000 shares of Tuboscope's Series A Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock") as part of the consideration that Tuboscope gave to Baker Hughes for Baker Hughes' sale to Tuboscope of certain of Baker Hughes' assets.
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [   ]
        PURSUANT TO ITEMS 2(d) OR 2(E)
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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                              7       SOLE VOTING POWER
                                      -----------------------------------------
                              8       SHARED VOTING POWER
                                      1,686,047 shares of the Common Stock and
         NUMBER OF                    100,000 shares of the Preferred Stock,
          SHARES                      which are convertible into 1,000,000
       BENEFICIALLY                   shares of the Common Stock.  See Items
         OWNED BY                     2,5 and 6.3 below.
           EACH                       -----------------------------------------
         REPORTING            9.      SOLE DISPOSITIVE POWER
          PERSON                      1,686,047 shares of the Common Stock and
           WITH                       100,000 shares of the Preferred Stock,
                                      which are convertible into 1,000,000
                                      shares of the Common Stock
                                      -----------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      -----------------------------------------
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,686,047 shares of the Common Stock and 100,000 shares of the Preferred Stock, which are convertible into 1,000,000 shares of the Common Stock.
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [  ]
        CERTAIN SHARES
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Based upon information that Tuboscope provided to Baker Hughes:
        Approximately 9.1% of the Common Stock (excluding the Preferred Stock that Baker Hughes holds). Approximately 14.5% of the Common Stock (including the Preferred Stock that Baker Hughes holds).
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14      TYPE OF REPORTING PERSON
        CO
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Amendment No. 3
                                      to
                                 Schedule 13D
                                      of
                           Baker Hughes Incorporated

        The following Items of the Schedule 13D of Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes"), for the event dated October 29, 1991, as amended by Amendment No. 1 thereto for the event dated July 15, 1993, and Amendment No. 2 thereto for the event dated August 17, 1993, in each case, relating to the Common Stock, $.01 par value per share (the "Common Stock"), of Tuboscope Vetco International Corporation, a Delaware corporation ("Tuboscope"), are hereby amended in their entirety:

Item 1: Security and Issuer.

        This Schedule 13D relates to the Common Stock. On or about October 29, 1991, Baker Hughes received 1,686,047 shares of the Common Stock and 100,000 shares of Tuboscope's Series A Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock"), as part of the consideration for Baker Hughes' sale of certain of its assets to Tuboscope. Each share of the Preferred Stock is convertible into 10 shares of the Common Stock, subject to certain adjustments. As of the date hereof, Baker Hughes' 100,000 shares of the Preferred Stock are convertible into 1,000,000 shares of the Common Stock.

Item 2: Identity and Background

        The reporting person, Baker Hughes, is a provider of products and services to the oil, gas and process industries and is incorporated under the laws of the State of Delaware. The address of Baker Hughes' principle executive office is 3900 Essex Lane, Houston, Texas 77027.

        (d) During the past five years, Baker Hughes has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) During the past five years Baker Hughes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

        On January 4, 1996, Baker Hughes entered into a Voting Agreement dated as of January 3, 1996 (the "Voting Agreement"), with D.O.S. Ltd., a Bermuda corporation ("DOS"), and Brentwood Associates IV, L.P. ("Brentwood"), the terms of which are described in Item 6.3 below. As a result, Baker Hughes may be deemed to be part of a group with DOS and Brentwood; however, Baker Hughes hereby disclaims any such relationship. Information regarding each of DOS and Brentwood provided in this Amendment No. 3 to Schedule 13D of Baker Hughes Incorporated has been provided to the best information and belief of Baker Hughes. For information regarding each of Brentwood and DOS, refer to the Schedules 13D, if any (or any amendments thereto) filed by each of Brentwood and DOS, respectively.

Item 3: Source and Amount of Funds or Other Consideration

        On or about October 29, 1991, Baker Hughes received 1,686,047 shares of the Common Stock and 100,000 shares of the Preferred Stock, as part of the consideration for Baker Hughes' sale of certain of its assets to Tuboscope.

Item 4: Purpose of Transaction

        At present, Baker Hughes intends to negotiate an agreement with Tuboscope whereby Tuboscope would issue to Baker Hughes (i) 1.5 million additional shares of the Common Stock and (ii) warrants to purchase up to an additional 1.25 million shares of the Common Stock in exchange (the "Exchange") for all of the Preferred Stock held by Baker Hughes. These warrants would have an exercise price of $10.00 per share and expire on December 31, 2000. Any such agreement is subject to the negotiation of written documentation, executed by each of the parties, containing terms and conditions satisfactory to Baker Hughes, including (without limitation) the condition that the Merger (defined in Item 6.3 below) shall have been consummated.

        As described in Item 6.3 below, pursuant to the Voting Agreement, Baker Hughes has agreed to vote the shares of Common Stock that it holds in favor of the Merger and related transactions.

        Pursuant to the Purchase Agreement dated as of October 1, 1991 the ("Purchase Agreement"), between Baker Hughes and Tuboscope, Tuboscope has certain rights of first refusal on the shares of Common Stock held by Baker Hughes under certain conditions. In addition, Baker Hughes has agreed to other restrictions on its disposition of the Common Stock as set forth in Article 8 of the Purchase Agreement. Certain other agreements between Baker Hughes and Tuboscope are also set forth in the Purchase Agreement.

        Except for the Exchange, Baker Hughes has no current intention of acquiring or disposing of shares; however, Baker Hughes' intentions may change in light of facts and circumstances that may arise in future dealings in the marketplace or other events affecting Tuboscope or Baker Hughes and the operation of the terms of their agreements.

        Baker Hughes has the right to designate a director of the Company as set forth in the Purchase Agreement.

Item 5. Interest in Securities of the Issuer

        (a)

                                                            No of Shares            Total No.              Percent of
                                                            of Common               of Shares of           Common
                                        No. of              Stock into which        Common Stock           Stock
Beneficial      No. of Shares           Shares of           Preferred Stock         Beneficially           Beneficially
Owner           of Common Stock         Preferred Stock     is Convertible          Owned                  Owned*
--------------------------------------------------------------------------------------------------------------------------------
Baker           1,686,047               100,000             1,000,000               2,686,047              14.5
Hughes

-----------------------------
* Based upon information that Tuboscope provided to Baker Hughes.


        (b) Baker Hughes has given its voting power with respect to all shares of the Common Stock held by it to DOS pursuant to the Voting Agreement for the purposes of voting those shares in favor of the Merger and related transactions. See Item 6.3, below. With respect to actions not affected by the Voting Agreement, Baker Hughes retains sole voting power. Baker Hughes has sole dispositive power with respect to the shares of Common Stock beneficially owned by it.

        Except as provided by law and upon the occurrence of certain events set forth in the Certificate of Designation of the Preferred Stock, the Preferred Stock does not have voting rights. Shares of Common Stock received upon conversion of the Preferred Stock will be subject to the Voting Agreement until it terminates.

        (c)  See Item 3 above.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Common Stock or the Preferred Stock beneficially owned by the reporting person (or the Common Stock into which the Preferred Stock is convertible).

        (e)  Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        6.1 Baker Hughes has orally stated its intention to Tuboscope to negotiate the terms of the Exchange, subject to the negotiation of definitive written documentation, executed by each of the parties, on terms and conditions acceptable to Baker Hughes, including (without limitation) the consummation of the Merger.

        6.2 Pursuant to the Purchase Agreement, Tuboscope has certain rights of first refusal on the shares of Common Stock held by Baker Hughes under certain conditions. In addition, Baker Hughes has agreed to other restrictions on its disposition of the Common Stock as set forth in Article 8 of the Purchase Agreement. Certain other agreements between Baker Hughes and Tuboscope are also set forth in the Purchase Agreement.

        6.3 Pursuant to the Voting Agreement, Baker Hughes and Brentwood have agreed to vote their respective holdings of shares of the Common Stock in favor of (a) the merger (the "Merger") of DOS with a subsidiary of Tuboscope pursuant to an Agreement and Plan of Merger dated as of January 3, 1996 (the "Merger Agreement"), among Tuboscope, Grow Acquisition Limited and DOS as well as (b) certain related transactions contemplated thereby including (i) the issuance of
4.2 million shares of the Common Stock and warrants to purchase 2.533 million shares of the Common Stock to SCF-III, L.P. for $31 million in cash and (ii) certain amendments of Tuboscope's Certificate of Incorporation. Pursuant to the Voting Agreement, Baker Hughes has given its irrevocable proxy to designees of DOS to so vote the shares of Common Stock held by Baker Hughes. As of the effective date of the Voting Agreement, Baker Hughes had all 1,686,047 of its shares of the Common Stock subject to the Voting Agreement, and Brentwood had 1,305,064 shares of the Common Stock subject to the Voting Agreement. With respect to Baker Hughes, the Voting Agreement terminates on the earlier of (a) the termination of the Merger Agreement or (b) the consummation of the Merger.

Item 7:  Material to be Filed as Exhibits

7.1 - Purchase Agreement dated October 1, 1991, between Baker Hughes and Tuboscope.*

7.2 - Certificate of Designation to Series A Convertible Preferred Stock of Tuboscope. *

7.3 - Voting Agreement dated as of January 3, 1996, among DOS, Brentwood and Baker Hughes.


* Filed previously as an Exhibit to the reporting person's Schedule 13D dated October 29, 1991, and incorporated herein by reference.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Date:  January 8, 1996        By:  /s/ Lawrence O'Donnell, III
                              ------------------------------------------------
                              Vice President, General Counsel and Corporate
                              Secretary of Baker Hughes Incorporated